UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

PATRIOT INVESTMENT CORPORATION
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

703363101
(CUSIP Number)

Chuman Zhang, Chief Executive Officer
Room 517, No. 18 Building
Nangangjizhoing District
Hi-Tech Development Zone
Harbin, Heilongjiang, People’s Republic of China
(011) 86-0451-87011257
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2007
(Date of Event Which Requires Filing of This Statement)

Copies To:
Harold H. Martin, Esq.
Martin & Pritchett, P.A.
17115 Kenton Drive, Suite 202A
Cornelius, North Carolina 28031
Tel: (704) 584-0268
Fax: (704) 895-1528

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Man Ha
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples’ Republic of China
	7	SOLE VOTING POWER 47,530,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 47,530,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,530,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.1%
14	TYPE OF REPORTING PERSON IN

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Everwin Development Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,530,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.1%
14	TYPE OF REPORTING PERSON HC

Item 1.     Security and Issuer.

This Statement relates to shares of common stock, $.001 par value (the ”Common Stock”), of Patriot Investment Corporation, a Nevada corporation (the “Issuer”), and shares of the Issuer’s Series A Convertible Preferred Stock (the “Convertible Preferred Stock”). The shares of the Convertible Preferred Stock are convertible after July 31, 2007 into 4.753 shares of fully paid and nonassessable shares of Common Stock, and are entitled to 4.753 votes per share. At present, there are 47,000,000 issued and outstanding shares of Common Stock, and a total of 50,000,000 authorized shares of Common Stock. In addition, at present there are 10,000,000 issued and outstanding shares of Convertible Preferred Stock, and a total of 10,000,000 authorized shares of preferred stock, $.001 par value.

The Reporting Persons are Man Ha, a citizen and resident of the People’s Republic of China (hereinafter, “Mr. Ha”), who is the sole director, secretary and sole shareholder of Everwin Development Ltd, a company organized and existing under the laws of the British Virgin Islands (“Everwin”), and Everwin. The Reporting Persons are the beneficial owners of 47,530,000 shares of Common Stock by virtue of their beneficial ownership of 10,000,000 shares of Convertible Preferred Stock, which are convertible into 95.1% of the Issuer’s issued and outstanding common stock.

The Issuer’s principal executive offices are located at Room 517, No. 18 Building, Nangangjizhoing District, Hi-Tech Development Zone, Harbin, Heilongjiang, People’s Republic of China.

Item 2.     Identity and Background.

a.	The names of the Reporting Persons are Mr. Ha and Everwin.

b.	The business address of Mr. Ha is 3rd Floor, Goldlion Digital Network Center, 138 Tiyu Road East, Tianhe, Guangzhou, People’s Republic of China. The registered office of Everwin is also 3rd Floor, Goldlion Digital Network Center, 138 Tiyu Road East, Tianhe, Guangzhou, People’s Republic of China.

c.
Mr. Ha’s principal business is acting as the Chief Financial Officer of China World Trade Corporation, and his principal business address is 3rd Floor, Goldlion Digital Network Center, 138 Tiyu Road East, Tianhe, Guangzhou, People’s Republic of China. Mr. Ha is also the sole director, secretary and sole shareholder of Everwin. Everwin’s principal business is to hold 10,000,000 shares of Convertible Preferred Stock which are convertible into 47,530,000 shares of the Issuer’s issued and outstanding common stock, and its principal business address is 3rd Floor, Goldlion Digital Network Center, 138 Tiyu Road East, Tianhe, Guangzhou, People’s Republic of China.

d.	During the past five years, neither Mr. Ha nor Everwin has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, neither Mr. Ha nor Everwin has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Everwin is a company organized and existing under the laws of the British Virgin Islands.

Item 3.     Source and Amount of Funds or Other Consideration.

Pursuant to a Share Exchange Agreement, dated June 26, 2007, Everwin transferred all of its share capital in Jin Yuan Global Limited, a corporation organized and existing under the laws of the Hong Kong SAR of the People’s Republic of China (“Hong Kong Jin Yuan”), together with the sum of $610,000 in cash, plus $25,000 in proceeds of a cash deposit that was retained by the Issuer, to the Issuer in exchange for an aggregate of 10,000,000 shares of Convertible Preferred Stock, which preferred stock is convertible into 47,530,000 shares of common stock of the Issuer. Such transfer caused Hong Kong Jin Yuan to become a wholly-owned subsidiary of the Issuer and Hong Kong Jin Yuan’s wholly-owned subsidiary, Harbin SenRun Forestry Development Co., Ltd., a corporation organized and existing under the laws of the People’s Republic of China (“Harbin SenRun”), became an indirect wholly-owned subsidiary of the Issuer.  As previously stated herein, the Reporting Persons are considered to be the beneficial owners, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of the 47,530,000 shares of Common Stock underlying the Convertible Preferred Stock.

Item 4.     Purpose of Transaction.

The purpose of the transaction was to consummate a reverse merger of Harbin SenRun into the Issuer. On June 26, 2007, the Issuer simultaneously entered into, and closed under, a Share Exchange Agreement (the “Exchange Agreement”) by and among the Issuer, Harbin SenRun, Bradley Shepherd, the President and majority shareholder of the Issuer (“Shepherd”), Everwin, which was the beneficial owner of 100% of the share capital of Hong Kong Jin Yuan, Hong Kong Jin Yuan, and the Jin Yuan Global Limited Trust, a Hong Kong trust created pursuant to a Declaration of Trust and a Trust and Indemnity Agreement dated March 10, 2007. At the closing of the share exchange transaction contemplated under the Exchange Agreement (the “Share Exchange”), Everwin transferred all of its share capital in Hong Kong Jin Yuan together with the sum of $610,000 in cash, plus $25,000 in proceeds of a cash deposit that was retained by the Issuer, to the Issuer in exchange for an aggregate of 10,000,000 shares of Series A Convertible Preferred Stock, which preferred shares are convertible into 47,530,000 shares of common stock of the Issuer, thus causing Hong Kong Jin Yuan to become a wholly-owned subsidiary of the Issuer and Harbin SenRun to become an indirect wholly-owned subsidiary of the Issuer.

In addition, pursuant to the terms and conditions of the Exchange Agreement:

•
On the Closing Date, the Issuer declared a cash dividend to the holders of its common stock in an amount equal to $ 0.01227 per share to holders of record on July 6, 2007, representing the cash payment received from Everwin less the outstanding liabilities of the Issuer which were to be paid off before the cash dividend was made.

•
After the dividend payment date on July 16, 2007, Shepherd will exchange 44,751,500 of his shares of common stock of the Issuer for 221,500 shares of common stock of the Issuer, and Todd Gee will exchange 100,000 of his shares for 100,000 shares of common stock, with Shepherd ending up owning 507,500 shares of common stock and Gee ending up owning 100,000 shares of common stock.

•	Following Shepherd’s exchange of shares, Everwin will convert its Series A Convertible Preferred Stock into 47,530,000 shares of common stock.
•
Demand and piggy-back registration rights were granted to Everwin and piggy-back registration rights were granted to Shepherd and Gee with respect to shares of the Company’s restricted common stock to be acquired by them following the closing.

•
Everwin agreed for a period of one year following the closing that it will not cause or permit the Issuer to effect any reverse stock splits or register more than 6,000,000 shares of the Issuer’s common stock pursuant to a registration statement on Form S-8.

•
On the Closing Date, the current officers of the Issuer resigned from such positions and the persons designed by Everwin were appointed as the officers of the Issuer, notably Chunman Zhang as CEO, CFO and Treasurer and Degong Han as President and Secretary, and Todd Gee resigned as a director of the Issuer and a person designated by Everwin was appointed to fill the vacancy created by such resignation, notably Man Ha.

•
On the Closing Date, Shepherd resigned from his position as a director effective upon the expiration of the ten day notice period required by Rule 14f-1, at which time two persons designated by Everwin will be appointed as directors of the Issuer, notably Degong Han and Kunlun Wang.

•	On the Closing Date, the Issuer paid and satisfied all of its “liabilities” as such term is defined by U.S. GAAP as of the closing.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Exchange Agreement, which is filed as Exhibit 2.1 to a Form 8-K which was filed with the Commission on July 2, 2007.

As mentioned above, Mr. Ha is the sole director, secretary and sole shareholder of Everwin, in addition to holding the position as Chief Financial Officer of China World Trade Corporation. Mr. Ha, aged 44, was appointed as Chief Financial Officer of China World Trade Corporation on February 28, 2006. He has over 20 years of experience in the areas of auditing, transaction advisory services and commercial fields. In the past, he was executive director, group financial controller and company secretary of several publicly traded companies that were listed on the Hong Kong Stock Exchange. Mr. Ha holds a Masters Degree in Professional Accounting from the Open University of Hong Kong. He is also a fellow member of The Association of Chartered Certified Accountants and The Hong Kong Institute of Certified Public Accountants.

Other than as heretofore described, neither Mr. Ha nor Everwin has any plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5.     Interest in Securities of the Issuer.

a.           After giving effect to the exchange and cancellation of shares described above and the conversion of the Convertible Preferred Stock into Common Stock, the Issuer will have 50,000,000 shares of common stock issued and outstanding. At present, Mr. Ha and Everwin beneficially own 47,530,000 shares of such common stock. Mr. Ha and Everwin disclaim any membership in a group within the meaning of Section 13(d)(3) of the Act.

b.           The following table indicates the number of shares as to which Mr. Ha has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Everwin takes the position that Everwin, by itself, does not have any voting power or dispositive power with respect to the Common Stock, although it is the record owner and a beneficial owner of the Convertible Preferred Stock. Accordingly, it is not listed in the following table.

SOLE VOTING POWER

Name of Person	Number of Shares	Percent Outstanding
Man Ha	47,530,000	95.1%

SHARED VOTING POWER

Name of Person	Number of Shares	Percent Outstanding
Man Ha	0	0%

SOLE DISPOSITIVE POWER

Name of Person	Number of Shares	Percent Outstanding
Man Ha	47,530,000	95.1%

SHARED DISPOSITIVE POWER

Name of Person	Number of Shares	Percent Outstanding
Man Ha	0	0%

c.           Not applicable.

d.           None.

e.           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Refer to the discussion under Item 4, above, with respect to any contracts, arrangements, understandings or relationships among Mr. Ha and Everwin and between such persons and any person with respect to any securities of the Issuer. Mr. Ha and Everwin represent that no such contracts, arrangements, understandings or relationships currently exist except as disclosed therein

Item 7.     Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAN HA

By: /s/ Man Ha
Name: Man Ha

Date: July 12, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVERWIN DEVELOPMENT LTD.

By /s/ Man Ha
Name: Man Ha
Title: Director

Date: July 12, 2007